December 2, 2010

VIA EDGAR AND FACSIMILE

Craig H. Arakawa
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628
(703) 813-6982 (Fax)

               Re:          Crimson Exploration Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Response Letter Dated November 18, 2010
File No. 001-12108

Dear Mr. Arakawa:

On behalf of Crimson Exploration Inc. (“Crimson” or the “Company”), we are hereby submitting our responses to the Staff’s comments contained in its letter to Crimson dated November 18, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Properties, page 27

Comment:

1.
We note your disclosures indicating that your estimates of proved reserves were prepared by your third party petroleum engineering firm “in accordance with generally accepted petroleum engineering and evaluation principles.”  While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of generally accepted petroleum engineering and evaluation principles.  With a view toward disclosure, please consult with your third party engineers and then explain to us the basis for their concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with them.  And if this is their view, please refer us to their source of this compilation of principles.

Craig H. Arakawa
United States Securities and Exchange Commission
November 18, 2010

Response:

We will delete the reference to “generally accepted petroleum engineering and evaluation principles” in disclosures of our estimates of proved reserves and replace it with acceptable language as determined by the SEC staff and our third party petroleum engineering firm, Netherland, Sewell & Associates, Inc. in all future filings with the Commission.

Financial Statements

Note 3 – Oil and Gas Properties, page F-12

Comment:

2.
We note your tabular disclosures of costs incurred related to your proved property acquisitions in 2009 indicate that these costs amounted to negative $493,532.  Please quantify any significant cost recoveries that contributed to this negative balance and describe the events or circumstances that led to these recoveries.

Response:

The negative adjustment to proved property acquisitions of $493,532, reflected in 2009, was related to our Smith Acquisition which closed in May 2008.  As is customary with the purchase of producing oil and gas properties, the settlement statement for the initial close typically contains estimates for the results of operations and other typical purchase price adjustments that are later revised in a subsequent close to reflect actual results vs. estimated results.  The adjustment occurred within the measurement period in accordance with FASB ASC paragraph 805-10-25-14 and was therefore properly reflected as an adjustment to proved property acquisitions, rather than being reflected as a profit or loss item.

Note 17 – Oil and Gas Reserves, page F-30

Comment:

3.
We note your calculation of the standardized measure of discounted future net cash flows relating to your proved reserves excludes the effect of future income taxes.  Please disclose why you have excluded this component from your calculation and explain how its exclusion adheres to the guidance in FASB ASC paragraph 932-235-50-31.  Additionally, we note your PV-10 calculation on page 29 also excludes the effect of future income taxes.  Add similar disclosure.

Response:

We recognize that the standardized measure of discounted cash flows as outlined in FASB ASC paragraph 932-235-50-31 reflects the result of future cash inflows, less future development and production costs, future income tax expenses and a discount of 10%.

Craig H. Arakawa
United States Securities and Exchange Commission
November 18, 2010
Page

Our calculations of the standardized measure of discounted future net cash flows include the effect of estimated future income tax expenses for all years reported.  At December 31, 2009, the future pretax net cash flows from our proved oil and gas reserves are estimated to be less than the sum of the tax basis of the applicable producing properties and the Company’s available net operating loss (“NOLs”) carryforward; therefore, there was zero future tax benefit or expense at December 31, 2009.  We expect that all of our total available NOLs will be realized within the appropriate carryforward period.  The Company’s operations and all NOLs are attributable to our oil and gas assets.

We will expand the standardized measure of discounted future net cash flows disclosure in future filings to reflect this explanation when the income tax effect is zero.  We will also expand, in future filings, our PV-10 reconciliation on page 29 to include this same disclosure, as requested.  These changes in presentation will not have an impact on the overall standardized measure, or PV-10 reconciliation, but will provide the reader with additional information.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions on any of the issues addressed above, please contact me at my office telephone number (713) 236-7400 or by fax at (713) 236-4424.

Sincerely,

CRIMSON EXPLORATION INC.

/s/ E. Joseph Grady
E. Joseph Grady Senior Vice President and Chief Financial Officer